July 25, 2013

Via EDGAR And E-mail

Mary Cole, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE:	American Capital, Ltd. Registration Statement on Form N-2
(File Nos. 333-183926; 814-00149)

Dear Ms. Cole:
American Capital, Ltd. (the “Company”), has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 1 (the “Pre-Effective Amendment”) to the referenced registration statement (the “Registration Statement”), which was initially filed with the Commission on September 14, 2012. We also submit herewith three courtesy copies of the Registration Statement, which copies are marked to show the Company's revisions to the initial filing.
The numbered paragraphs below respond to the comments of the staff of the Division of Investment Management (the “Division”) of the Commission (the “Staff”) contained in your October 11, 2012, letter to the Company (the “Comment Letter”) in addition to the supplemental comments we received from Ms. Sheila Stout of the Office of Chief Accountant of the Division, during a series of phone conversations in October and November of 2012. In each numbered paragraph, we have set forth the Staff's comment followed by the Company's response thereto. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.
Prospectus

1.	General-Please confirm that the Company has not been late with its periodic reports required to be filed under the Securities Exchange Act of 1934.
The Company confirms it has not been late with its periodic reports required to be filed under the Securities Exchange Act of 1934.

2.
The Company may offer rights off the shelf. Please revise the rights undertaking in Part C of the registration statement to state that the Company will file a post-effective amendment when such rights for common stock are subsequently offered. In addition, since rights offerings are mentioned in the first paragraph of the cover page, please list rights among the securities listed at the top of the page.

Based on current and prior discussions with the staff, the Company has included a table on page 17 of the Registration Statement showing the effects of dilution to common shareholders when shares are sold at 5, 10, 15, 20, 25 and 50 percent below NAV, in lieu of adding this undertaking. The Company has also listed rights on the cover page of the Pre-Effective Amendment.

3.
The disclosure states that the securities being registered may be offered separately or together. Please note that if units will be offered in the future, the Company must register those units in a separate registration statement.

The Company acknowledges the Staff's comment.

Mary Cole, Esq.
July 25, 2013

4.	Fees and Expenses-If the Company intends to issue preferred shares and/or debt within the next year, please include in the fee table the costs of that issuance to the common shareholders.
The Company will include the estimated expenses in the fee table in a prospectus supplement, as applicable, rather than in the Registration Statement. The “Fees and Expenses” table relates to the costs and expenses that an investor in common stock will bear. If an offering under the Registration Statement relates to the Company's common stock, the terms of the offering will be described in a preliminary prospectus supplement, which will be given to potential investors in the relevant offering. Potential investors will have the opportunity to review the preliminary prospectus supplement prior to investing in the Company's securities. The "Fees and Expenses" table in a prospectus supplement relating to common stock will set forth the specific stockholder transaction expenses applicable to the offering as well as the annual expenses (as a percentage of net assets attributable to common stock, including, the cost of servicing debt and/or preferred securities, if applicable), taking into account the estimated cost and expenses that may be incurred as a result of issuing the securities. The Company has added a footnote to this effect on page 6 of the Pre-Effective Amendment.

5.
Risk Factors-Please consider adding risk disclosure about the Company's non-accruing loans and its investments in derivative instruments. In addition, please add risk disclosure about the taxation of the Company as a corporation and the loss of Sub-Chapter M treatment under the Internal Revenue Code.

The Company has added the requested disclosure regarding non-accruing loans on page 11 of the Pre-Effective Amendment. The Company has determined that a risk disclosure regarding its derivative instruments is not necessary, given the relatively small size of such positions. The Company has not added a risk disclosure about the taxation of the Company as a corporation since business development companies are automatically taxed as a corporation under Subchapter C for federal income tax purposes if they either do not elect or do not qualify to be taxed under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). Although the Company was previously taxed as a regulated investment company under Subchapter M through September 30, 2010, it no longer qualifies to be taxed under Subchapter M, and would only become subject to Subchapter M again if it both qualifies and elects to be treated under Subchapter M. In addition, the Company includes disclosure regarding its prior and current tax status on page 51 of the Pre-Effective Amendment.

6.
Risk Factors-The disclosure in this section states that the Company has obtained shareholder approval to sell shares of its common stock below net asset value (NAV). Please confirm in your response that the Company will include information in future prospectus supplements about the potential dilution, including a table showing the effects of dilution when shares are sold at 5, 10, 15 and 20 percent.

The Company does not currently have shareholder approval to sell shares of its common stock below NAV, as we noted in the Registration Statement on page 17. The Company has included an illustrative table on page 17 of the Registration Statement showing the effects of dilution when shares are sold at 5, 10, 15, 20, 25 and 50 percent discounts to NAV.

7.
Derivative Agreements-The disclosure in this section states that the Company may enter into foreign exchange swap agreements. In your response, please inform the staff whether these agreements are part of the 30% basket and how they are valued.

As disclosed in the Company's Registration Statement, the Company disclosed that it may enter into foreign exchange swap agreements to manage foreign currency risk (emphasis added). The Company is not currently a party to any foreign exchange swap agreements. The disclosure was included to alert the reader that the Company could in the future enter into foreign exchange swap agreements to manage foreign currency risk. However, the Company does not expect any future exposure to foreign exchange swap agreements to be material.

8.	Please provide us with an example of a form of prospectus supplement for each security that the Company may offer under the universal shelf offering. Except for certain terms

Mary Cole, Esq.
July 25, 2013

which the Company is unable to currently provide, the prospectus supplements should contain all relevant information, including applicable fee tables, prior to effectiveness. We may have further comments upon review of the prospectus supplements.
The Company has filed prospectus supplements for shares of its common stock and debt in the past. For example, the Company filed a prospectus supplement on March 26, 2008, for a common stock offering and prospectus supplements on July 12, 2007 and July 13, 2007, for a debt offering. The Company expects that the prospectus supplements for any future common stock or debt offerings will be similar to these examples, with any updates as required to be disclosed pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement. An example of a form of prospectus supplement for a preferred stock offering and for a rights offering is attached hereto as Annex A and Annex B, respectively.
Financial Statements

9.	In your response, explain the function of American Capital, LLC. Was this company formed after the liquidation of American Capital Financial Services? Is this company an affiliated asset manager?
In January 2013, American Capital, LLC changed its name to American Capital Asset Management, LLC (“American Capital Asset Management”). As previously explained in a letter to the Staff dated May 28, 2008, American Capital Asset Management is a fund manager that manages various funds. American Capital Asset Management was formed on March 22, 2007 and is wholly-owned by the Company. Subsidiaries of American Capital Asset Management enter into management agreements with various funds. The following discussion of the operations of American Capital Asset Management includes the operations of its subsidiaries. Under the terms of each of its management agreements, American Capital Asset Management generally earns a base management fee based on the shareholders' equity, adjusted equity or the net cost basis of the assets of the funds under management and may earn incentive fee income, or a carried interest, based on the performance of the funds. Currently, American Capital Asset Management manages the following funds - American Capital Agency Corp. (“AGNC”), American Capital Mortgage Investment Corp. (“MTGE”), American Capital Equity I, LLC (“ACE I”), American Capital Equity II, LLP (“ACE II”), European Capital Limited (“European Capital”), ACAS CLO 2007-1, Ltd. (“ACAS CLO 2007-1”), ACAS CLO 2012-1, Ltd. (“ACAS CLO 2012-1”) and ACAS CLO 2013-1, Ltd. (“ACAS CLO 2013-1”).
In addition to holding management contracts for the various funds under management, the subsidiary of American Capital Asset Management that manages ACAS CLO 2012-1 and ACAS CLO 2013-1 (“CLO Manager”) also currently owns 70% of the subordinated notes of each of the two funds, the total fair value of which was $48 million as of March 31, 2013. Due to the recent European Union regulation of the securitization market that generally requires risk retention by CLO sponsors1, the CLO Manager has represented that it will directly retain a net economic interest in each of ACAS CLO 2012-1 and ACAS CLO 2013-1 on an ongoing basis, which will be comprised of an interest in the first loss tranche (by holding the minimum principal amount of subordinated notes) of ACAS CLO 2012-1 and ACAS CLO 2013-1 in an amount equal to 5% of the nominal value of the securitized exposure. The primary business purpose for the purchase by the CLO Manager of the subordinated notes was to secure a management agreement with ACAS CLO 2012-1 and ACAS CLO 2013-1.
Neither the formation nor operations of American Capital Asset Management is related to the formation or operations of American Capital Financial Services, Inc. (“ACFS”) or ACFS' merger into the Company as discussed in response number 10 below.

10.
In your response, explain the decision to liquidate American Capital Financial Services. What occurred that caused the Company to stop consolidating the wholly owned subsidiary? Are the functions of American Capital Financial Services now performed by American Capital, LLC?

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1Article 122a of the Banking Consolidation Directive imposes penalties on certain investors in a securitization trust unless, among other conditions, the originator, sponsor or original lender for the securitization has explicitly disclosed to those certain investors that it will directly retain, on an ongoing basis, a material net economic interest of not less than 5% in respect of certain specified credit risk tranches or asset exposures.

Mary Cole, Esq.
July 25, 2013

ACFS was a wholly-owned operating subsidiary of the Company that provided advisory, management and other services to the Company's portfolio investments of middle market companies. ACFS earned fees from the Company's portfolio companies for providing investment banking related services such as facilitating debt and equity capital raising activities as well as providing on-going management and related advisory services.
ACFS was a Delaware corporation that was taxable as a corporation for federal income tax purposes under Subchapter C of the Internal Revenue Code. The Company previously operated so that it would be taxed as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code. In order to maintain its previous status as a RIC, the Company was required to derive in each taxable year at least 90% of its gross investment company income from dividends, interest, payments with respect to securities loans, gains from the sale of stock or other securities or other income derived with respect to the Company's business of investing in such stock or securities (the “Gross Income Test”). The Company originally designed a corporate structure so that these advisory, management and other services were originally conducted by ACFS instead of the parent Company because the Company was not certain if the fee revenue from such activities would constitute qualifying gross income under the Gross Income Test. During 2010, the Company obtained guidance that the fee revenue from such activities either would or should constitute qualifying gross income under the Gross Income Test and therefore not jeopardize the Company's compliance with such test. Accordingly, the Company concluded that it could conduct these activities directly through the Company instead of through ACFS and that it would be most tax efficient to the Company to merge ACFS into the Company. On June 30, 2010, ACFS was merged into the Company.
Since ACFS was merged into the Company on June 30, 2010, it no longer exists as an entity so therefore it cannot be consolidated by the Company. None of the functions previously performed by ACFS are currently performed by American Capital Asset Management.

11.	In your response, please provide a list of all the companies that are consolidated with the Company. In addition, discuss the basis of consolidation for those companies listed.
Currently, the Company consolidates certain wholly-owned limited liability companies and statutory trusts that were established to facilitate secured borrowing arrangements (the “Securitization Entities”). As previously explained in letters to the Staff dated May 28, 2008 and June 5, 2007, the Company included the assets and liabilities of the Securitization Entities in its consolidated financial statements because the Company's transfer of loan assets to the Securitization Entities did not meet the sale accounting criteria requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 860, Transfers and Servicing. In addition, the Company consolidates trusts established to fund deferred compensation plans for its employees in accordance with FASB ASC Topic 710, Compensation-General. The Company also consolidates its wholly-owned entity, American Capital TRS, LLC (“American Capital TRS”), whose sole business purpose is to any other company except for another registered investment company, and that the Staff would have to assess each exception to determine if an exception to this consolidation principle should be applied. In December 2012, the Company had a telephone consultation with the Staff regarding the consolidation of American Capital TRS and the Staff concluded that the Company should consolidate American Capital TRS. The Company does not consolidate any other entities.

12.
In your response, please discuss whether the Company has considered the applicability of Consolidation, Topic 810: Improvements to Financial Reporting of Enterprises Involved with Variable Interest Entities, with respect to American Capital, LLC.

The Company records its investment in American Capital Asset Management as an investment at fair value in accordance with FASB ASC Topic 946, Financial Services - Investment Companies (“ASC 946”). Investments accounted for at fair value in accordance with the specialized accounting guidance in ASC 946 are not subject to the consolidation requirements of FASB ASC Topic 810, Consolidation.
Please refer to additional discussion in response number 15 on why the Company records American Capital Asset Management as an investment at fair value.

Mary Cole, Esq.
July 25, 2013

13.
At 12/31/11, the investment in American Capital, LLC was $390 million and at 6/30/12, the fair value of the investment more than doubled to $796 million. In your response, please discuss the reasons for the increased valuation.

As described in the Company's footnote to its consolidated financial statements for the fiscal year ended December 31, 2012 regarding its investment valuation policy, the Company utilizes the enterprise value waterfall valuation methodology for portfolio company investments in which it has identified the mergers & acquisition market as the principal market and has the ability to initiate a sale of the portfolio company as of the measurement date. Under the enterprise value waterfall valuation methodology, the Company estimates the enterprise value of the portfolio company and then waterfalls the enterprise value over the portfolio company's securities in order of preference relative to one another. To estimate the enterprise value of the portfolio company, the Company prepares an analysis using traditional valuation methodologies including, among others, the comparable public companies method and discounted cash flow method. In determining the value of its investment in American Capital Asset Management, the Company utilizes the enterprise value waterfall valuation methodology and estimates the fair value of American Capital Asset Management's enterprise value based on a combination of valuations of comparable public companies and discounting the forecasted cash flows of American Capital Asset Management.
The cost basis and fair value of the Company's equity investment in American Capital Asset Management was $39.6 million and $390.1 million, respectively, as of December 31, 2011 compared to a cost basis and fair value of $118.3 million and $796.8 million, respectively, as of June 30, 2012, which resulted in the Company recording unrealized appreciation on its investment of $328.0 million during the six months ended June 30, 2012. It should be noted that in addition to the unrealized appreciation, the increase in the total fair value of the Company's investment in American Capital Asset Management during this period is also attributable to the Company funding additional equity capital of $85.9 million to American Capital Asset Management. This portion of the total increase in fair value of American Capital Asset Management, LLC was not driven by changes in valuation multiples. Overall, the unrealized appreciation of the Company's equity investment in American Capital Asset Management during the six months ended June 30, 2012 was driven primarily by a significant increase in the actual and projected earnings of American Capital Asset Management due mostly to a significant increase in its investment fund assets under management during that period.
More specifically, a substantial portion of the fair value of the Company's investment in American Capital Asset Management is attributable to the fees earned from the management contracts for managing its two largest investment funds -AGNC and MTGE, which are both publicly traded mortgage real estate investment trusts traded on the NASDAQ Global Select Market. American Capital Asset Management earns a management fee based on a fixed percentage of AGNC and MTGE's shareholders' equity excluding unrealized gains or losses included in either retained earnings or other comprehensive income. Accordingly, as the equity capital of AGNC and MTGE increases, American Capital Asset Management's management fee revenue increases. Moreover, American Capital Asset Management experiences a very high operating leverage on this management fee revenue so that most of the increase in management fee revenue falls to its net earnings.
Since its initial public offering (“IPO”) in May 2008, AGNC has successfully grown its shareholders' equity from approximately $286 million to $9,136 million as of June 30, 2012, due primarily to ten follow-on common stock offerings, a preferred stock offering and privately negotiated transactions and/or at-the-market transactions to publicly sell shares of common stock pursuant to certain sales agreements with underwriters. During the six months ended June 30, 2012, AGNC raised $2,527 million of equity capital. AGNC also issued common stock in July 2012, raising an additional $1,240 million of equity capital. In addition, since its IPO in August of 2011, MTGE has successfully grown its shareholders' equity from approximately $200 million to $801 million as of June 30, 2012, primarily due to two follow-on common equity offerings. During the six months ended June 30, 2012, MTGE raised $580 million of equity capital.
As a result of the significant equity raises by both AGNC and MTGE during the six months ended June 30, 2012, American Capital Asset Management's actual and projected earnings increased significantly. As discussed above, the Company estimates the fair value of its investment in American Capital Asset Management based on a combination of the comparable public companies method and the discounted cash flow method.

Mary Cole, Esq.
July 25, 2013

In determining a valuation based on comparable public companies, the Company applies an earnings multiple of comparable public companies to the earnings of American Capital Asset Management. In determining a valuation based on the discounted cash flow method, the Company forecasts the projected cash flows of American Capital Asset Management and discounts those cash flows based on a market participant's expected rate of return. Accordingly, the significant increase in equity raises by both AGNC and MTGE resulted in a significant increase in the current and forecasted earnings of American Capital Asset Management, which was the primary driver for the Company recording unrealized appreciation of $328 million on its investment in American Capital Asset Management during the six months ended June 30, 2012.

14.	In your response, please discuss whether the Company considers American Capital, LLC an eligible portfolio company and, if so, the rationale for such treatment.
As previously explained in a letter to the Staff dated May 28, 2008, the Company considers American Capital Asset Management to be an “eligible portfolio company” under the 1940 Act and, thus, includes its investment in American Capital Asset Management in the 70% basket of qualifying assets required under Section 55 of the 1940 Act. Pursuant to Section 2(a)(46) of the 1940 Act, an eligible portfolio company (i) must be organized under the laws of, and have its principal place of business in the United States, (ii) must not be considered an investment company under Section 3 of the 1940 Act or excluded from such definition pursuant to Section 3(c), and (iii) must satisfy one of the conditions set forth in clause (C) of the definition of an eligible portfolio company, such as not having a class of securities listed on a national securities exchange with a market capitalization in excess of $250 million.
As a Delaware limited liability company, with its principal place of business in the State of Maryland, American Capital Asset Management satisfies the first requirement of the definition of an eligible portfolio company.
Second, American Capital Asset Management is not an investment company2. Specifically, there are two main tests for determining whether an issuer is an investment company under Section 3 of the 1940 Act. The first test is commonly referred to as the “orthodox investment company” test, and turns on whether an issuer is primarily engaged (or holds itself out as being primarily engaged) in the business of investing, reinvesting or trading in securities. The second test is whether the issuer is engaged in the business of investing, reinvesting, owning or trading in securities and owns securities with a value exceeding 40% of the value of its total assets. This test is known as the “inadvertent investment company” test.
As explained above, American Capital Asset Management is primarily engaged in the business of providing asset management services, as opposed to investing, reinvesting or trading in securities. Indeed, American Capital Asset Management, through its subsidiaries, is a registered investment adviser and is in the business of managing the assets and affairs of various investment funds pursuant to management agreements with those funds. As such, a majority of its assets and income relate to and are derived from the asset management business3. This is also supported by the numerous statements in the Registration Statement that American Capital Asset Management is engaged in the fund management business. Accordingly, the Company does not believe that American Capital Asset Management, is an “orthodox investment company” under Section 3(a)(1) of the 1940 Act.

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2 We note that this analysis is substantially similar to that set forth in the prepared testimony of Andrew J. Donohue, Director of the Division of Investment Management, given on July 17, 2007, before the Domestic Policy Subcommittee of the Oversight and Government Reform Committee, U.S. House of Representatives, and before the U.S. Senate Committee on Finance, regarding whether fund managers Fortress Investment Group LLC (“Fortress”) and the Blackstone Group, L.P. (“Blackstone”) are properly considered investment companies. The purposes, structure and operations of American Capital, LLC are substantially identical to those of Fortress and Blackstone and under the analysis set forth by Mr. Donohue's testimony, it also would not be considered an investment company.
3The Company believes that American Capital Asset Management would also not be considered an investment company under Section 3(b)(1) of the 1940 Act because it is primarily engaged in a non-investment company business.

Mary Cole, Esq.
July 25, 2013

Additionally, the Company believes that American Capital Asset Management is not an inadvertent investment company. Although American Capital Asset Management may hold, invest, reinvest or trade insecurities, less than 40% of the value of American Capital Asset Management's assets are “investment securities”. Indeed, greater than 60% of American Capital Asset Management's assets consist of equity interests in its subsidiaries. American Capital Asset Management's equity interests in its subsidiaries are expressly excluded from the definition of “investment securities” under Section 3(a)(2) of the 1940 Act because the securities are issued by majority owned subsidiaries that are not investment companies (and instead are primarily engaged in asset management business and are not themselves inadvertent investment companies).4 American Capital Asset Management also holds cash and some of its subsidiaries hold general partner interests in certain of the managed funds. We also note that under existing case law, the subsidiaries' general partner interests would not be considered “securities” under the Securities and Exchange Act of 1934, as amended, because the profits relating to those interests generally come from the efforts of the general partners.5 Accordingly, the Company does not believe that American Capital Asset Management is an inadvertent investment company by virtue of Section 3(a)(1)(C) of the 1940 Act.
Finally, American Capital Asset Management satisfies the third condition to qualify as an eligible portfolio company because it does not have any class of securities listed on a national securities exchange.

15.
In your response, please discuss the rationale for the Company's determination that the financial statements of the wholly owned portfolio company, American Capital, LLC, should not be consolidated with the financial statements of the Company.

In accordance with both ASC 946 and Article 6 of Regulation S-X, an investment company is precluded from consolidating any other entity other than another investment company. An exception to the guidance in ASC 946 occurs if the investment company has an investment in a controlled entity that provides services to the investment company, such as an investment advisor or transfer agent. In those cases the purposes of the investment is to provide services to the investment company rather than realize a gain on the sale of the investment. If an individual investment company holds a controlling interest in such an operating entity, consolidation is appropriate.6
As previously discussed above, American Capital Asset Management is not an investment company. It is an operating company principally engaged in the business of providing investment management services to funds. The Company does not believe that American Capital Asset Management meets the definition of an investment company under the 1940 Act or under ASC 946. Accordingly, the Company is precluded from consolidating American Capital Asset Management in accordance with both ASC 946 and Article 6 of Regulation S-X.
In addition, the Company does not believe American Capital Asset Management meets the consolidation exception under ASC 946 of an investment in a controlled operating entity that provides services to the investment company. In a letter dated May 4, 2007 to the Staff, the Company confirmed its understanding of the position of the Staff regarding when a RIC or BDC should consolidate a controlled entity that provides management services to other third parties and not directly to the RIC or BDC. It is the Company's understanding
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4Even if American Capital Asset Management's equity interests in the CLO Manager were considered “investment securities” (if the CLO Manager was considered to be an inadvertent investment company as a result of its investments in the subordinated notes of ACAS CLO 2012-1 and ACAS CLO 2013-1), the total value of American Capital Asset Management's assets in investment securities still would be less than 40%. It also should be noted again that as discussed above, the primary business purpose for the CLO Manager's purchase of the subordinated notes in ACAS CLO 2012-1 and ACAS CLO 2013-1 was so that it could obtain management contracts with ACAS CLO 2012-1 and ACAS CLO 2013-1, and the CLO Manager's return on those notes will depend on the success of its own management and not that of others.
5See, e.g., Williamson v. Tucker, 645 F.2d 404 (5th Cir. 1981).
6It should be noted that the Staff had previously communicated to the Company in a letter dated May 25, 2007 requesting that the Company clarify in its disclosures that the exception to consolidate a controlled entity that provides services to the investment company is an exception to the AICPA Audit and Accountancy Guide for Investment Companies, codified in ASC 946 and not to Article 6 of Regulation S-X.

Mary Cole, Esq.
July 25, 2013

that the Staff's view is that the consolidation of a controlled entity that provides management services to investment funds, including investment funds that are portfolio companies of the Company, is appropriate only if “all or substantially all” of the services provided by such fund manager, such as American Capital Asset Management, are ultimately provided to the Company. In order to determine that the services are ultimately being provided to the Company, it is the Company's understanding that the Staff would look to the Company's various interests in the investment funds receiving the services from a fund manager, such as American Capital Asset Management. It is also the Company's understanding that the Staff's view is that the Company would have to own “all or substantially all” of the securities of the investment funds that are receiving the services from American Capital Asset Management in order to conclude that it would be providing services ultimately to the Company. As such, American Capital Asset Management would be providing services ultimately to the Company if the Company held “all or substantially all” of the securities of the investment funds receiving the services from American Capital Asset Management.
As discussed above, American Capital Asset Management currently manages eight different investment funds. Of these eight investment funds, the Company currently owns directly the following securities in two investment funds7 :

•	70% of the non-rated subordinated notes and 55% of the BB rated notes in ACAS CLO 2007-1

•	100% of the ordinary shares of European Capital
The Company does not currently own any securities in the other six investment funds8 managed by American Capital Asset Management. The Company does not own “all or substantially all” of the securities of the securities of the investment funds receiving the services from American Capital Asset Management. Conversely, most of the services being provided by American Capital Asset Management, measured based on its management fee revenue, are being provided to investment funds in which the Company currently does not hold any securities. Accordingly, the Company does not believe American Capital Asset Management meets the consolidation exception under ASC 946 of an investment in a controlled operating entity that provides services to the investment company which would require consideration for consolidation under ASC 946.

16.	We may have additional comments on information supplied supplementally, or on exhibits added in any pre-effective amendments.
The Company acknowledges the Staff's comment.
Supplemental Comments

17.	Have you considered whether American Capital, LLC would meet the threshold for reporting under either Rule 3-09 or Rule 4-08(g) of Regulation S-X?
In general, Rule 3-09 of Regulation S-X requires that for any unconsolidated subsidiary that meets either the investment test, the asset test or the income test specified in Rule 1-02(w) of Regulation S-X (“Rule 1-02(w) tests”) at a 20% significance level, the registrant is required to file annually financial statements of the unconsolidated subsidiary that are required to be audited if it meets either the investment or income test. In addition, Rule 4-08(g) generally requires that for any unconsolidated subsidiary that meets any of the Rule 1-02(w) tests at a 10% significance level, the registrant is required to disclose in the footnotes of its annual financial statements certain summarized financial statement line items of the unconsolidated subsidiary.9 After considering whether the Company's investment in American Capital Asset Management meets the threshold
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7As indicated in Response 9, a subsidiary of American Capital Asset Management holds directly 70% of the non-rated subordinated notes in ACAS CLO 2012-1 and ACAS CLO 2013-1.
8As of June 30, 2012, the Company held 5.5% of the outstanding common stock of MTGE. During the third quarter of 2012, the Company sold all of its common stock investment in MTGE.
9Per SAB Topic 6K.4.b, if a registrant includes separate financial statements for an investee in its annual report under Rule 3-09, it need not include the summarized financial information required by Rule 4-08(g) for that investee.

Mary Cole, Esq.
July 25, 2013

for reporting under Rule 3-09 and Rule 4-08(g) for the period ended December 31, 2012, the Company has determined that it does meet the threshold for such reporting under Rule 3-09 and has filed annual financial statements for this entity as well as for the Company's investment in European Capital in its 2012 annual report on Form10-K/A, filed with the Commission on April 1, 2013.
Furthermore, the Company has considered the requirements of Rule 10-01(b)(i) of Regulation S-X to include interim summarized income statement information for an unconsolidated subsidiary for which the registrant would otherwise be required to file audited financial statements for annual periods under Rule 3-09. The Company has determined that its investments in American Capital Asset Management and European Capital meet the threshold under Rule 10-01(b)(i) for the quarter ended March 31, 2013 and have included summarized income statement information in the Company's quarterly report on Form 10-Q for the period, filed with the Commission on May 10, 2013.

18.	In situations where there is a wide range between the maximum and minimum significant unobservable inputs, consider disclosing a weighted average value.
In the Company's disclosure of the significant unobservable inputs in its annual report on Form 10-K for the fiscal year ended December 31, 2012 and in its quarterly report on Form 10-Q for the quarter ended March 31, 2013, the Company has disclosed the weighted average value in addition to maximum and minimum value.

19.	In the tabular disclosure of the significant unobservable inputs, please provide a reconciliation to the amounts disclosed as the total amount of Level 3 investments.
The total fair value of the investments in the tabular disclosure of the significant unobservable inputs in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2012 and in the quarterly report on Form 10-Q for the quarter ended March 31, 2013, is consistent with the total fair value of the Level 3 investments included elsewhere in the financial statements for such periods.

* * *

In submitting this letter, the Company acknowledges:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mary Cole, Esq.
July 25, 2013

We hope this letter addresses the Staff's questions and comments. If we can be of assistance in facilitating the Staff's review of our responses to the Comment Letter, please contact Cydonii V. Fairfax at (301) 841-1384 or me at (301) 841-1405.
Sincerely,

/s/ Samuel A. Flax
Samuel A. Flax
Executive Vice President, General Counsel,
Chief Compliance Officer and Secretary

cc:    Richard Baltz, Esq.
Darren Skinner, Esq.

ANNEX A

The information in this prospectus supplement is not complete and may be changed. [A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.] This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated , 20

[FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE PREFERRED STOCK OFFERINGS](1)

PROSPECTUS SUPPLEMENT
(To Prospectus dated , 20 )

Series [ ] Preferred Stock
(Liquidation Preference $ Per Share)
________________________

We are offering for sale shares of our Series [ ] preferred stock, or our “preferred stock,” with a liquidation preference of $ per share. [Insert relevant information regarding ranking, conversion, redemption, dividends, etc. to the extent required to be disclosed by applicable law or regulation.]

We are a publicly traded private equity fund and a global asset manager. On August 29, 1997 we completed an initial public offering (“IPO”) and became a non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). As a BDC, we primarily invest in senior and mezzanine debt and equity in buyouts of private companies sponsored by us (“American Capital One Stop Buyouts®”), or sponsored by other private equity funds (“Sponsored Finance Investments”) and provide capital directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio. Our primary business objectives are to increase our net earnings and NAV by making investments with attractive current yields and/or potential for equity appreciation and realized gains. We are taxed as a corporation and pay federal and applicable state corporate taxes on our taxable income.

[Add additional disclosure depending on whether preferred shares are listed or not.]

Investing in our preferred stock involves risks that are described in the “Risk Factors” section beginning on page S-[ ] of this prospectus supplement and page [ ] of the accompanying prospectus, including, among other things, risks relating to investments in securities of small, private and developing businesses.

	Per Share	Total
Public offering price (1)	$	$
Underwriting discount (sales load) (2)	$	$
Proceeds, before expenses, to American Capital, Ltd. (3)	$	$

_______________________
(1) Before deducting expenses payable by us related to this offering, estimated at $ .
(2) [The underwriters may also purchase up to an additional shares of preferred stock from us at the public offering price, less the underwriting discount, within days of the date of this prospectus supplement to cover overallotments, if any. If the underwriters exercise this option in full, the total public offering price will be $ , the total underwriting discount (sales load) paid by us will be $ , and total proceeds, before expenses, will be $ .]

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the share of Series __ Preferred Stock to purchasers on or about , 20 , [only in book-entry form through the facilities of The Depository Trust Company.]

________________________

The date of this prospectus supplement is , 20 .
________________________
(1) This form of prospectus supplement is intended only to provide a draft example of the disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities. Any actual prospectus supplements will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the dealer managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the dealer managers are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement and the accompanying prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Page
Cautionary Statement Regarding Forward-Looking Statements	S-
The Company	S-
The Offering	S-
Use of Proceeds	S-
Ratio of Earnings to Fixed Charges and Preferred Dividends	S-
Risk Factors	S-
Capitalization	S-
Description of the Series [__] Preferred Stock	S-
Supplement to Federal Income Tax Considerations	S-
Underwriting	S-
Legal Matters	S-
Experts	S-
Additional Information	S-
Interim Consolidated Financial Statements	S-
Interim Management's Discussion and Analysis of Financial Condition and Results of Operations	S-

Prospectus

Page
[Insert table of contents from base prospectus.]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. These forward looking statements include information about possible or assumed future results of our business and our financial condition, liquidity, results of operations, plans and objectives. They also include, among other things, statements concerning anticipated revenues, income or loss, capital expenditures, dividends, capital structure, or other financial terms, as well as statements regarding subjects that are forward looking by their nature, such as:

Among the factors that could cause actual results to differ materially are the following: (i) changes in the economic conditions in which we operate negatively impacting our financial resources; (ii) certain of our competitors have greater financial resources than us reducing the number of suitable investment opportunities offered to us or reducing the yield necessary to consummate the investment; (iii) there is uncertainty regarding the value of our privately held securities that require our good faith estimate of fair value, and a change in estimate could affect our net asset value; (iv) our investments in securities of privately-held companies may be illiquid which could affect our ability to realize a gain; (v) our portfolio companies could default on their loans or provide no returns on our investments which could affect our operating results; (vi) we are dependent on external financing to grow our business; (vii) our ability to retain key management personnel; (viii) an economic downturn or recession could impair our portfolio companies and therefore harm our operating results; (ix) our borrowing arrangements impose certain restrictions; (x) changes in interest rates may affect our cost of capital and net operating income; (xi) we cannot incur additional indebtedness unless we maintain an asset coverage of at least 200%, which may affect returns to our shareholder; (xii) our common stock price may be volatile; (xiii) our strategy of becoming an asset manager of funds of private assets may not be successful and therefore have a negative impact on our results of operations; and (xiv) general business and economic conditions and other risk factors described in our reports filed from time to time with the SEC.

The forward looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account the information currently available to us. These beliefs, assumptions, and expectations may change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward looking statements. You should carefully consider these risks when you make a decision concerning an investment in our common stock.

When we use words such as “will likely result,” “plan,” “may,” “shall,” “believe,” “expect,” “anticipate,” “project,” “intend,” “estimate,” “goal,” “objective,” or similar expressions, we intend to identify forward looking statements. You should not place undue reliance on these forward looking statements, which apply only as of the date of this prospectus supplement. We do not intend to and we disclaim any duty or obligation to update or revise any industry information or forward looking statement set forth in this prospectus supplement to reflect new information, future events, or otherwise, except as required under U.S. federal securities laws.

THE COMPANY

American Capital, Ltd. (which is referred to throughout this prospectus as “American Capital”, “we” and “us”) is a publicly traded private equity fund and global asset manager. We primarily invest in American Capital One Stop Buyouts® or Sponsored Finance Investments and provide capital directly to early stage and mature private and small public companies. We also have investments in structured finance investments (“Structured Products”), including commercial mortgage backed securities (“CMBS”), collateralized loan obligation (“CLO”) securities and collateralized debt obligation (“CDO”) securities and invest in alternative asset funds managed by us. We are also an alternative asset manager with $112 billion of total assets under management (including levered assets), which includes $6.4 billion of total assets on our balance sheet and $105.2 billion of third-party assets under management, $15 billion of which are third-party earning assets under management for which we are paid a management fee.

Our primary business objectives are to increase our net earnings and NAV by investing in senior and mezzanine debt and equity securities of private companies and alternative asset funds managed by our wholly-owned portfolio company, American Capital Asset Management, LLC (“American Capital Asset Management”), with attractive current yields and/or potential for equity appreciation and realized gains.

Our alternative asset fund management is conducted through American Capital Asset Management. American Capital Asset Management manages the following alternative asset funds: European Capital Limited (“European Capital”), American Capital Agency Corp. (“AGNC”), American Capital Mortgage Investment Corp. (“MTGE”), American Capital Equity I, LLC (“ACE I”), American Capital Equity II, LP (“ACE II”), ACAS CLO 2007-1, Ltd. (“ACAS CLO 2007-1”), ACAS CLO 2012-1, Ltd. (“ACAS CLO 2012-1”) and ACAS CLO 2013-1, Ltd. (“ACAS CLO 2013-1”).

Private Finance Investment Portfolio Overview

We provide investment capital to middle market companies, which we generally consider to be companies with revenue between $10 million and $750 million. We primarily invest in American Capital One Stop Buyouts® or Sponsored Finance Investments and provide capital directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio companies. Currently, we will invest up to $500 million in a single middle market company in North America and $200 million in a fund managed by us. Our largest private finance portfolio investment at cost as of December 31, 2012 was $391 million.

A majority of our investments have been to assist in the funding of change of control buyouts of privately held middle market companies, and we expect that to continue in the future. A change of control transaction could be the result of a corporate divestiture, a sale of a family-owned or closely-held business, a going private transaction, the sale by a private equity fund of a portfolio company or an ownership transition. Our financing of a change of control transaction could either be for a American Capital One Stop Buyout® or for a Sponsored Finance Investment. In American Capital One Stop Buyouts®, we lend senior and mezzanine debt and make majority equity investments. As an investor in Sponsored Finance Investments, we lend senior and mezzanine debt and make minority equity co-investments.

Our private finance portfolio investments consist of loans and equity securities primarily to privately-held middle market companies. Our private finance loans consist of first lien secured revolving credit facilities, first lien secured loans, second lien secured loans and secured and unsecured mezzanine loans. Our loans typically mature in five to ten years and require monthly or quarterly interest payments at fixed rates or variable rates generally based on LIBOR, plus a margin. Certain of our loans permit the interest to be paid-in-kind by adding it to the outstanding loan balance and paid at maturity. We price our debt and equity investments based on our analysis of each transaction. As of December 31, 2012, the weighted average effective interest rate on our private finance debt investments was 11.6%, which includes the impact of non-accruing loans. As of December 31, 2012, our fully-diluted weighted average ownership interest in our private finance portfolio companies, excluding our investments in European Capital and American Capital Asset Management was 68%, with a total equity investment at fair value of approximately $1.5 billion.

There is generally no publicly available information about these companies or primary or secondary market for the trading of these privately issued loans and equity securities. We have exited these investments historically through normal repayment, a change in control transaction or recapitalization of the portfolio company. However, we may also sell our loans or equity securities. Our ability to fund the entire capital structure is a competitive advantage in completing many middle market transactions. We sponsor American Capital One Stop Buyouts® in which we provide most, if not all, of the senior and mezzanine debt and equity financing in the transaction. We may initially fund all of the senior debt at closing and syndicate it to third-party lenders post closing. We have a loan syndications group that arranges to have all or part of the senior loans syndicated to third-party lenders.

As a BDC, we are required by law to make significant managerial assistance available to most of our portfolio companies. Such assistance, when accepted by the portfolio company, typically involves providing guidance and counsel concerning the management, operations and business objectives and policies of the portfolio company to its management and board of directors, including participating on the company's board of directors. We have an operations team with significant turnaround and bankruptcy experience and expertise in manufacturing services, consumer products, supply chain management, outsourcing and other services that assists our investment professionals in providing intensive operational and managerial assistance to our portfolio companies. As of December 31, 2012, we had board seats at 56 out of 96 of our private finance portfolio companies and had board observation rights at other private finance portfolio companies. Providing assistance to our portfolio companies serves as an opportunity for us to maximize their value.

American Capital Asset Management Investment

Our alternative asset management business is conducted through our wholly-owned portfolio company, American Capital Asset Management. In general, a subsidiary of American Capital Asset Management will enter into management agreements with each of its managed alternative asset funds. As of December 31, 2012, our investment in American Capital Asset Management was $149 million at cost basis and $828 million at fair value, or 16% of our total investments at fair value. This discussion of the operations of American Capital Asset Management includes its consolidated subsidiaries. American Capital Asset Management's earning assets under management totaled $15 billion, with $105 billion of total assets under management (including levered assets), including $93 billion of total assets under management at American Capital Agency Corp. (NASDAQ: AGNC) and $9 billion of total assets under management at American Capital Mortgage Investment Corp. (NASDAQ: MTGE), which are publicly traded residential mortgage real estate investment trusts (“REITs”).

American Capital Asset Management had over 80 employees as of December 31, 2012, including seven investment teams with over 25 investment professionals located in Bethesda (Maryland), London and Paris. We have entered into service agreements with American Capital Asset Management to provide it with additional asset management service support. Through these agreements, we provide management and other services to American Capital Asset Management, as well as access to our employees, infrastructure, business relationships, management expertise and capital raising capabilities. We charge American Capital Asset Management a fee for the use of these services. American Capital Asset Management generally earns base management fees based on the shareholders' equity or the net cost basis of the assets of the alternative asset funds under management and may earn incentive income, or a carried interest, based on the performance of the funds. In addition, we may invest directly into these alternative asset funds and earn investment income from our investments in those funds.

European Capital Investment

European Capital is a wholly-owned investment fund incorporated in Guernsey. European Capital invests in One Stop Buyouts®, Sponsor Finance Investments and provides capital directly to early stage and mature private and small public companies primarily in Europe. It primarily invests in senior and mezzanine debt and equity.

As of December 31, 2012, European Capital had investments in 60 portfolio companies totaling $1.5 billion at fair value, with an average investment size of $25 million, or 1.5% of its total assets. As of December 31, 2012, European Capital's five largest investments at fair value were $550 million, or 34% of its total assets.

The composition of European Capital's investment portfolio by business line as of December 31, 2012, at fair value, as a percentage of its total investments, is shown below:

Structured Products,
2%
Direct and Other,
3%
European Capital
One Stop Buyouts®,
32%
Private Equity Buyouts,
63%

As of December 31, 2012, 99.5% of European Capital's assets are invested in portfolio companies headquartered in countries with AA rating or better based on Standard & Poor's ratings. As of December 31, 2012, European Capital's NAV at fair value was $931 million. As of December 31, 2012, our investment in European Capital consisted of an equity investment with a cost basis and fair value of $1,267 million and $700 million, respectively, and a debt investment with a fair value and cost basis of $109 million. As of December 31, 2012, we valued our equity investment in European Capital below its NAV as a result of applying several discounts to its NAV in computing the fair value.

Our Corporate Information

Our executive offices are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814, and our telephone number is (301) 951-6122. In addition to our executive offices, we or subsidiaries of our wholly-owned portfolio company American Capital Asset Management, maintain offices in New York, Chicago, Dallas, Boston, Annapolis, London and Paris.

We make available all of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports free of charge on our internet website at www.AmericanCapital.com as soon as reasonably practical after such material is electronically filed with or furnished to the SEC. These reports are also available on the SEC's internet website at www.sec.gov. The public may also read and copy paper filings that we have made with the SEC at the SEC's Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling (800) SEC-0330.

Recent Developments

[Insert description of recent developments at time of offering.]

THE OFFERING

This prospectus supplement sets forth certain terms of our preferred stock that we are offering pursuant to this prospectus supplement and supplements the accompanying prospectus that is attached to the back of this prospectus supplement. This section outlines the specific legal and financial terms of our preferred stock. You should read this section together with the more general description of our preferred stock in this prospectus supplement under the heading “Description of Our Preferred Stock” and in the accompanying prospectus under the headings “Description of Our Capital Stock - Preferred Stock” and “Description of Our Preferred Stock” before investing in our preferred stock. Capitalized terms used in this prospectus supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying prospectus.

[Insert material terms of the preferred stock in tabular form to the extent required to be disclosed by applicable law or regulation.]

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of shares of our preferred stock in this offering will be approximately $ million (or approximately $ million if the underwriters fully exercise their overallotment option), in each case assuming a public offering price of $ per share, after deducting the underwriting discounts and commissions of $ million (or approximately $ million if the underwriters fully exercise their overallotment option) payable by us and estimated offering expenses of approximately $ million payable by us.

[Describe use of proceeds and include any other relevant information to the extent required to be disclosed by applicable law or regulation.]

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

[Insert information required by Item 503(d) of Regulation S-K at time of offering.]

RISK FACTORS

[Insert risk factors applicable to the preferred stock and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

CAPITALIZATION

The following table sets forth (a) our actual capitalization at , 20 and (b) our pro forma capitalization to reflect the effects of the sale of shares of our common stock in this offering, assuming all rights are exercised at the estimated subscription price of $ per share, after deducting dealer manager fees and other expenses related to this offering payable by us. You should read this table together with “Use of Proceeds” and our most recent balance sheet included elsewhere in this prospectus supplement or the accompanying prospectus.

As of , 20 (unaudited, dollar amounts in thousands)
	Actual	Pro Forma
Cash and cash equivalents	$	$
Debt
[List Debt outstanding as of period reported]
Total Debt
Stockholders' Equity
Preferred stock, par value $.001 per share; shares authorized: Series [ ] preferred stock, par value $0.001 per share; shares authorized, 0 shares and shares issued and outstanding, respectively
Common stock, par value $.001 per share, common shares authorized, and common shares issued and outstanding, respectively	$	$
Capital in excess of par value
Accumulated over distributed net investment income
Accumulated net realized gain on investments, foreign currency transactions, extinguishment of debt and acquisitions
Net unrealized loss on investments and foreign currency transactions
Total stockholders' equity	$	$
Total capitalization	$	$

DESCRIPTION OF SERIES __ PREFERRED STOCK

This prospectus supplement sets forth certain terms of our preferred stock that we are offering pursuant to this prospectus supplement and the accompanying prospectus. This section outlines the specific legal and financial terms of our preferred stock. You should read this section together with the more general descriptions of our preferred stock in the accompanying prospectus under the headings “Description of Our Capital Stock - Preferred Stock” and “Description of Our Preferred Stock” in the accompanying prospectus before investing in our preferred stock. This summary is not necessarily complete and is subject to and entirely qualified by reference to our charter and bylaws.

[Insert material terms of the preferred stock to the extent required to be disclosed by applicable law or regulation.]

SUPPLEMENT TO FEDERAL INCOME TAX CONSIDERATIONS

[Insert additional tax considerations specific to the preferred stock]

UNDERWRITING

[ ] are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of preferred stock set forth opposite its name below.

Underwriter	Number of Shares
Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $ per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. [The information assumes either no exercise or full exercise by the underwriters of their overallotment option.]

	Per Share	[Without Option	With Option]
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $ and are payable by us.

[Overallotment Option

We have granted an option to the underwriters to purchase up to additional shares of preferred stock at the public offering price, less the underwriting discount. The underwriters may exercise this option for days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.]

[Describe any other specific transactions and compensation related thereto to the extent required to be disclosed by applicable law or regulation, including listing, price stabilization, short positions, passive market making, and other relationships.]
[Describe if underwriters receiving proceeds of offering, if required by FINRA.]
[Insert principal business addresses of underwriters.]
[Insert applicable legends for jurisdictions in which offers and sales may be made.]

LEGAL MATTERS

We were represented in this offering by Arnold & Porter LLP, Washington, D.C. The underwriters were represented in this offering by [law firm].

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act, with respect to the Securities offered by this prospectus. This prospectus supplement and the accompanying prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto and the SAI, contained in the registration statement. You may obtain a copy of our SAI by writing us at our principal office, which is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Investor Relations. You may also obtain a copy of our SAI by calling 1-800-543-1976. You will not be charged by us for this document. The SAI is incorporated by reference in its entirety in this prospectus supplement and the accompanying prospectus, and its table of contents appears on page 114 of the accompanying prospectus.

    We also file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may be obtained at prescribed rates. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC's website is http://www.sec.gov. Our common stock is listed on The NASDAQ Global Select Market and our corporate website is located at http://www.AmericanCapital.com.

We also furnish to our stockholders annual and quarterly reports that include annual financial information that has been examined and reported on, with an opinion expressed, by independent public accountants, and quarterly unaudited financial information.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Insert financial statements and notes thereto from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the “Interim Consolidated Financial Statements” and our financial statements and notes thereto appearing elsewhere in this prospectus supplement or the accompanying prospectus.

[Insert Management's Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

Shares

Series [ ] Preferred Stock
(Liquidation Preference $ Per Share)

________________________

PROSPECTUS SUPPLEMENT
________________________
[Underwriters]
, 20

ANNEX B

The information in this prospectus supplement is not complete and may be changed. [A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission.] This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated , 20

[FORM OF PRELIMINARY PROSPECTUS SUPPLEMENT TO BE USED IN CONJUNCTION WITH FUTURE RIGHTS OFFERINGS](1)

PROSPECTUS SUPPLEMENT
(To Prospectus dated , 20 )
Up to [________] Shares of
Common Stock
Issuable Upon
Exercise of Rights
________________________

We are issuing [transferable/non-transferable] rights to our stockholders of record, or record date stockholders, as of 5:00 p.m., New York City time, on , 20 , or the record date. The rights entitle holders of rights, or rights holders, to subscribe for an aggregate of up to shares of our common stock. Record date stockholders will receive one right for each shares of common stock owned on the record date. The rights entitle the holder to purchase one new share of common stock for every right held, which we refer to as the basic subscription right[, and record date stockholders who fully exercise their rights will be entitled to subscribe, subject to certain limitations and pro rata allocation, for additional shares that remain unsubscribed as a result of any unexercised rights.][ In addition, any non-record date stockholder who exercises rights will be entitled to subscribe, subject to certain limitations and pro rata allocation, for any remaining shares that are not otherwise subscribed for by record date stockholders.]

We are a publicly traded private equity fund and a global asset manager. On August 29, 1997 we completed an initial public offering (“IPO”) and became a non-diversified closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). As a BDC, we primarily invest in senior and mezzanine debt and equity in buyouts of private companies sponsored by us (“American Capital One Stop Buyouts®”), or sponsored by other private equity funds (“Sponsored Finance Investments”) and provide capital directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio. Our primary business objectives are to increase our net earnings and NAV by making investments with attractive current yields and/or potential for equity appreciation and realized gains. We are taxed as a corporation and pay federal and applicable state corporate taxes on our taxable income.

Our common stock is traded on The NASDAQ Global Select Market under the symbol “ACAS.” [The rights are transferable and will be listed on under the symbol “ .”] On , 20 , the last reported sales price of our common stock on The NASDAQ Global Select Market was $ per share. The net asset value per share of our common stock at , 20 (the last date prior to the date of this prospectus supplement on which we determined net asset value) was $ .

The subscription price per share will be [describe means of computing subscription price]. Because the subscription price will be determined on the expiration date, stockholders who elect to exercise their rights will not know the subscription price per share at the time they exercise such rights. The rights will expire if they are not exercised by 5:00 p.m., New York City time, on , 20 , the expiration date of this offering, unless extended. We, in our sole discretion, may extend the period for exercising the rights. You will have no right to rescind your subscription after receipt of your payment of the estimated subscription price or a notice of guaranteed delivery except as described in this prospectus supplement or accompanying prospectus.

This offering will dilute the ownership interest and voting power of the common stock owned by stockholders who do not fully exercise their subscription rights. Stockholders who do not fully exercise their subscription rights should expect, upon completion of the offering, to own a smaller proportional interest in us than before the offering. Further, if the net proceeds per share from the offering are at a discount to our net asset value per share, this offering will reduce our net asset value per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-[ ] of this prospectus supplement and page [ ] of the accompanying prospectus, including, among other things, risks relating to investments in securities of small, private and developing businesses.

	Per Share	Total
Estimated subscription price (1)	$	$
Underwriting discount (sales load) (2)	$	$
Proceeds, before expenses, to American Capital, Ltd. (3)	$	$

________________________

(1) Estimated on the basis of [describe means of computing subscription price].
(2) In connection with this offering,[ ], the dealer managers for this offering, will receive a fee for financial advisory, marketing and soliciting services equal to % of the estimated subscription price per share for each share issued pursuant to the exercise of rights. We have also agreed to reimburse the dealer managers an aggregate of up to $ for their expenses incurred in connection with the offering.
(3) Before deducting expenses payable by us related to this offering, estimated at $ , including an aggregate of up to $ to be paid to the dealer managers for their expenses incurred in connection with this offering.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
________________________

The date of this prospectus supplement is , 20 .

________________________
(1) This form of prospectus supplement is intended only to provide a draft example of the disclosure that may appear in any actual prospectus supplement used for the purposes of offering securities pursuant to the registration statement to which this form of prospectus supplement is attached, and is not intended to and does not contain all of the information that would appear is any such actual prospectus supplement, and should not be used or relied upon in connection with any offer or sale of securities. Any actual prospectus supplements will be updated to include such other information as may then be required to be disclosed therein pursuant to applicable law or regulation as in effect as of the date of each such prospectus supplement, including, without limitation, information particular to the terms of each security offered thereby and any related risk factors or tax considerations pertaining thereto.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not, and the dealer managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the dealer managers are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of the date on the front cover of this prospectus supplement and the accompanying prospectus, as applicable. Our business, financial condition, results of operations and prospects may have changed since that date.

Prospectus Supplement

Page
Cautionary Statement Regarding Forward-Looking Statements	S-
The Company	S-
Recent Developments	S-
The Rights Offering	S-
Use of Proceeds	S-
Fees and Expenses	S-
Risk Factors	S-
Capitalization	S-
Dilution	S-
Underwriting	S-
Legal Matters	S-
Additional Information	S-
Interim Consolidated Financial Statements	S-
Interim Management's Discussion and Analysis of Financial Condition and Results of Operations	S-

Prospectus

Page
[Insert table of contents from base prospectus.]

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995. These forward looking statements include information about possible or assumed future results of our business and our financial condition, liquidity, results of operations, plans and objectives. They also include, among other things, statements concerning anticipated revenues, income or loss, capital expenditures, dividends, capital structure, or other financial terms, as well as statements regarding subjects that are forward looking by their nature, such as:

Among the factors that could cause actual results to differ materially are the following: (i) changes in the economic conditions in which we operate negatively impacting our financial resources; (ii) certain of our competitors have greater financial resources than us reducing the number of suitable investment opportunities offered to us or reducing the yield necessary to consummate the investment; (iii) there is uncertainty regarding the value of our privately held securities that require our good faith estimate of fair value, and a change in estimate could affect our net asset value; (iv) our investments in securities of privately-held companies may be illiquid which could affect our ability to realize a gain; (v) our portfolio companies could default on their loans or provide no returns on our investments which could affect our operating results; (vi) we are dependent on external financing to grow our business; (vii) our ability to retain key management personnel; (viii) an economic downturn or recession could impair our portfolio companies and therefore harm our operating results; (ix) our borrowing arrangements impose certain restrictions; (x) changes in interest rates may affect our cost of capital and net operating income; (xi) we cannot incur additional indebtedness unless we maintain an asset coverage of at least 200%, which may affect returns to our shareholder; (xii) our common stock price may be volatile; (xiii) our strategy of becoming an asset manager of funds of private assets may not be successful and therefore have a negative impact on our results of operations; and (xiv) general business and economic conditions and other risk factors described in our reports filed from time to time with the SEC.

The forward looking statements are based on our beliefs, assumptions, and expectations of our future performance, taking into account the information currently available to us. These beliefs, assumptions, and expectations may change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, and results of operations may vary materially from those expressed in our forward looking statements. You should carefully consider these risks when you make a decision concerning an investment in our common stock.

When we use words such as “will likely result,” “plan,” “may,” “shall,” “believe,” “expect,” “anticipate,” “project,” “intend,” “estimate,” “goal,” “objective,” or similar expressions, we intend to identify forward looking statements. You should not place undue reliance on these forward looking statements, which apply only as of the date of this prospectus supplement. We do not intend to and we disclaim any duty or obligation to update or revise any industry information or forward looking statement set forth in this prospectus supplement to reflect new information, future events, or otherwise, except as required under U.S. federal securities laws.

THE COMPANY

American Capital, Ltd. (which is referred to throughout this prospectus as “American Capital”, “we” and “us”) is a publicly traded private equity fund and global asset manager. We primarily invest in American Capital One Stop Buyouts® or Sponsored Finance Investments and provide capital directly to early stage and mature private and small public companies. We also have investments in structured finance investments (“Structured Products”), including commercial mortgage backed securities (“CMBS”), collateralized loan obligation (“CLO”) securities and collateralized debt obligation (“CDO”) securities and invest in alternative asset funds managed by us. We are also an alternative asset manager with $112 billion of total assets under management (including levered assets), which includes $6.4 billion of total assets on our balance sheet and $105.2 billion of third-party assets under management, $15 billion of which are third-party earning assets under management for which we are paid a management fee.

Our primary business objectives are to increase our net earnings and NAV by investing in senior and mezzanine debt and equity securities of private companies and alternative asset funds managed by our wholly-owned portfolio company, American Capital Asset Management, LLC (“American Capital Asset Management”), with attractive current yields and/or potential for equity appreciation and realized gains.

Our alternative asset fund management is conducted through American Capital Asset Management. American Capital Asset Management manages the following alternative asset funds: European Capital Limited (“European Capital”), American Capital Agency Corp. (“AGNC”), American Capital Mortgage Investment Corp. (“MTGE”), American Capital Equity I, LLC (“ACE I”), American Capital Equity II, LP (“ACE II”), ACAS CLO 2007-1, Ltd. (“ACAS CLO 2007-1”), ACAS CLO 2012-1, Ltd. (“ACAS CLO 2012-1”) and ACAS CLO 2013-1, Ltd. (“ACAS CLO 2013-1”).

Private Finance Investment Portfolio Overview

We provide investment capital to middle market companies, which we generally consider to be companies with revenue between $10 million and $750 million. We primarily invest in American Capital One Stop Buyouts® or Sponsored Finance Investments and provide capital directly to early stage and mature private and small public companies. We refer to our investments in these companies as our private finance portfolio companies. Currently, we will invest up to $500 million in a single middle market company in North America and $200 million in a fund managed by us. Our largest private finance portfolio investment at cost as of December 31, 2012 was $391 million.

A majority of our investments have been to assist in the funding of change of control buyouts of privately held middle market companies, and we expect that to continue in the future. A change of control transaction could be the result of a corporate divestiture, a sale of a family-owned or closely-held business, a going private transaction, the sale by a private equity fund of a portfolio company or an ownership transition. Our financing of a change of control transaction could either be for a American Capital One Stop Buyout® or for a Sponsored Finance Investment. In American Capital One Stop Buyouts®, we lend senior and mezzanine debt and make majority equity investments. As an investor in Sponsored Finance Investments, we lend senior and mezzanine debt and make minority equity co-investments.

Our private finance portfolio investments consist of loans and equity securities primarily to privately-held middle market companies. Our private finance loans consist of first lien secured revolving credit facilities, first lien secured loans, second lien secured loans and secured and unsecured mezzanine loans. Our loans typically mature in five to ten years and require monthly or quarterly interest payments at fixed rates or variable rates generally based on LIBOR, plus a margin. Certain of our loans permit the interest to be paid-in-kind by adding it to the outstanding loan balance and paid at maturity. We price our debt and equity investments based on our analysis of each transaction. As of December 31, 2012, the weighted average effective interest rate on our private finance debt investments was 11.6%, which includes the impact of non-accruing loans. As of December 31, 2012, our fully-diluted weighted average ownership interest in our private finance portfolio companies, excluding our investments in European Capital and American Capital Asset Management was 68%, with a total equity investment at fair value of approximately $1.5 billion.

There is generally no publicly available information about these companies or primary or secondary market for the trading of these privately issued loans and equity securities. We have exited these investments historically through normal repayment, a change in control transaction or recapitalization of the portfolio company. However, we may also sell our loans or equity securities. Our ability to fund the entire capital structure is a competitive advantage in completing many middle market transactions. We sponsor American Capital One Stop Buyouts® in which we provide most, if not all, of the senior and mezzanine debt and equity financing in the transaction. We may initially fund all of the senior debt at closing and syndicate it to third-party lenders post closing. We have a loan syndications group that arranges to have all or part of the senior loans syndicated to third-party lenders.

As a BDC, we are required by law to make significant managerial assistance available to most of our portfolio companies. Such assistance, when accepted by the portfolio company, typically involves providing guidance and counsel concerning the management, operations and business objectives and policies of the portfolio company to its management and board of directors, including participating on the company's board of directors. We have an operations team with significant turnaround and bankruptcy experience and expertise in manufacturing services, consumer products, supply chain management, outsourcing and other services that assists our investment professionals in providing intensive operational and managerial assistance to our portfolio companies. As of December 31, 2012, we had board seats at 56 out of 96 of our private finance portfolio companies and had board observation rights at other private finance portfolio companies. Providing assistance to our portfolio companies serves as an opportunity for us to maximize their value.

American Capital Asset Management Investment

Our alternative asset management business is conducted through our wholly-owned portfolio company, American Capital Asset Management. In general, a subsidiary of American Capital Asset Management will enter into management agreements with each of its managed alternative asset funds. As of December 31, 2012, our investment in American Capital Asset Management was $149 million at cost basis and $828 million at fair value, or 16% of our total investments at fair value. This discussion of the operations of American Capital Asset Management includes its consolidated subsidiaries. American Capital Asset Management's earning assets under management totaled $15 billion, with $105 billion of total assets under management (including levered assets), including $93 billion of total assets under management at American Capital Agency Corp. (NASDAQ: AGNC) and $9 billion of total assets under management at American Capital Mortgage Investment Corp. (NASDAQ: MTGE), which are publicly traded residential mortgage real estate investment trusts (“REITs”).

American Capital Asset Management had over 80 employees as of December 31, 2012, including seven investment teams with over 25 investment professionals located in Bethesda (Maryland), London and Paris. We have entered into service agreements with American Capital Asset Management to provide it with additional asset management service support. Through these agreements, we provide management and other services to American Capital Asset Management, as well as access to our employees, infrastructure, business relationships, management expertise and capital raising capabilities. We charge American Capital Asset Management a fee for the use of these services. American Capital Asset Management generally earns base management fees based on the shareholders' equity or the net cost basis of the assets of the alternative asset funds under management and may earn incentive income, or a carried interest, based on the performance of the funds. In addition, we may invest directly into these alternative asset funds and earn investment income from our investments in those funds.

European Capital Investment

European Capital is a wholly-owned investment fund incorporated in Guernsey. European Capital invests in One Stop Buyouts®, Sponsor Finance Investments and provides capital directly to early stage and mature private and small public companies primarily in Europe. It primarily invests in senior and mezzanine debt and equity.

As of December 31, 2012, European Capital had investments in 60 portfolio companies totaling $1.5 billion at fair value, with an average investment size of $25 million, or 1.5% of its total assets. As of December 31, 2012, European Capital's five largest investments at fair value were $550 million, or 34% of its total assets.

The composition of European Capital's investment portfolio by business line as of December 31, 2012, at fair value, as a percentage of its total investments, is shown below:

As of December 31, 2012, 99.5% of European Capital's assets are invested in portfolio companies headquartered in countries with AA rating or better based on Standard & Poor's ratings. As of December 31, 2012, European Capital's NAV at fair value was $931 million. As of December 31, 2012, our investment in European Capital consisted of an equity investment with a cost basis and fair value of $1,267 million and $700 million, respectively, and a debt investment with a fair value and cost basis of $109 million. As of December 31, 2012, we valued our equity investment in European Capital below its NAV as a result of applying several discounts to its NAV in computing the fair value.

Our Corporate Information

Our executive offices are located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814, and our telephone number is (301) 951-6122. In addition to our executive offices, we or subsidiaries of our wholly-owned portfolio company American Capital Asset Management, maintain offices in New York, Chicago, Dallas, Boston, Annapolis, London and Paris.

We make available all of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports free of charge on our internet website at www.AmericanCapital.com as soon as reasonably practical after such material is electronically filed with or furnished to the SEC. These reports are also available on the SEC's internet website at www.sec.gov. The public may also read and copy paper filings that we have made with the SEC at the SEC's Public Reference Room, located at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling (800) SEC-0330.

RECENT DEVELOPMENTS

[Insert description of recent developments at time of offering.]

THE RIGHTS OFFERING

PURPOSE OF THE OFFERING

Our board of directors has determined in good faith that the offering would result in a net benefit to the existing stockholders because [describe reasons]. The offering gives existing stockholders the right to purchase additional shares at a price that is expected to be below the then-current trading price without paying any commission or sales charges, although, if you exercise your rights through a financial institution, you will be responsible for paying any fees that such institution may charge. In connection with the approval of the offering, our board of directors considered, among other things, the following factors:

[Describe factors]

TERMS OF THE OFFERING

We are issuing transferable rights to record date stockholders to subscribe for an aggregate of up to shares of our common stock. Each record date stockholder is being issued one transferable right for each shares of our common stock owned on the record date. The rights entitle each holder to acquire at the subscription price one share of our common stock for every right held, which we refer to as the basic subscription. Rights may be exercised at any time during the subscription period, which commences on , 20 , the record date, and ends at 5:00 p.m., New York City time, on , 20 , the expiration date, which may be extended by us in our sole discretion.

The rights will be evidenced by subscription certificates that will be mailed to stockholders, except as discussed below under “-Foreign Stockholders.” We will not issue fractional rights.

[The rights are transferable and will be listed on under the symbol “ .”] Rights holders who are not record date stockholders may purchase shares as described above, which we refer to as the basic subscription[, and may be entitled to subscribe for shares pursuant to the over-subscription privilege (as described below)]. Non-record date rights holders who purchase shares in the basic subscription[ or pursuant to the over-subscription privilege], together with record date stockholders who purchase shares , are hereinafter referred to as participating rights holders.

For purposes of determining the number of shares a record date stockholder may acquire pursuant to the offering, broker-dealers, trust companies, banks or others whose shares are held of record by Cede & Co. (“Cede”) or by any other depository or nominee will be deemed to be the holders of the rights that are issued to Cede or the other depository or nominee on their behalf. There is no minimum number of rights that must be exercised in order for the offering to close.

[OVER-SUBSCRIPTION PRIVILEGE

Shares not subscribed for by rights holders, which we refer to as remaining shares, will be offered, by means of the over-subscription privilege, first to record date stockholders who have fully exercised the rights issued to them and who wish to acquire more than the number of shares they are entitled to purchase pursuant to the basic subscription. Rights holders should indicate on the subscription certificate that they submit with respect to the exercise of the rights issued to them how many additional shares they are willing to acquire pursuant to the over-subscription privilege. If there are sufficient remaining shares, all record date stockholders' over-subscription requests will be honored in full. If record date stockholder requests for shares pursuant to the over-subscription privilege exceed the remaining shares available, the available remaining shares will be allocated pro-rata among record date stockholders who over-subscribe based on the number of shares held on the record date. The percentage of remaining shares each over-subscribing stockholder may acquire will be rounded down to result in delivery of whole shares . The allocation process may involve a series of allocations to assure that the total number of remaining shares available for over-subscriptions is distributed on a pro-rata basis. The formula to be used in allocating the remaining shares is as follows:

Stockholder's Record Date Position
Total Record Date Position of All Over-Subscribers	×	Remaining Shares

Any rights holder other than a record date stockholder who exercises rights is entitled to subscribe for remaining shares that are not otherwise over-subscribed for by record date stockholders. These non-record date rights holders should indicate, in the subscription certificate submitted with respect to the exercise of any rights, how many shares they are willing to acquire pursuant to the over-subscription privilege. There can be no assurance that non-record date rights holders will receive shares pursuant to the over-subscription privilege.

If sufficient remaining shares are available after the over-subscription privileges for the record date stockholders have been allotted, then all over-subscriptions by non-record date rights holders will be honored in full. If the remaining shares are insufficient to permit such allocation, the remaining shares will be allocated pro-rata among the non-record date rights holders who wish to exercise their over-subscription privilege, based on the number of rights held by such rights holders on the expiration date; provided, however, that if this pro-rata allocation results in any holder being allocated a greater number of shares than the holder subscribed for pursuant to the exercise of the over-subscription privilege, then such holder will be allocated only such number of shares pursuant to the over-subscription privilege as such holder subscribed for. The formula to be used in allocating the shares available to non-record date rights holders exercising their over-subscription privilege is as follows:

Non-Record Date Rights Holder's Rights Ownership as of the Expiration Date	×	Shares Available for Non- Record Date Rights Holders Exercising Their Over-Subscription Privilege
Total Rights Ownership as of the Expiration Date of Non-Record Date Rights Holders Exercising Their Over-Subscription Privilege

Banks, brokers, trustees and other nominee holders of rights will be required to certify to the subscription agent, before any over-subscription privilege may be exercised with respect to any particular beneficial owner, as to the aggregate number of rights exercised pursuant to the basic subscription and the number of shares subscribed for pursuant to the over-subscription privilege by such beneficial owner. We will not offer or sell in connection with the offering any shares that are not subscribed for pursuant to the basic subscription or the over-subscription privilege.]

THE SUBSCRIPTION PRICE

The subscription price for the shares to be issued pursuant to the offering will be [describe method of computing subscription price]. Because the subscription price will be determined on the expiration date, rights holders will not know the subscription price at the time of exercise and will be required initially to pay for both the shares subscribed for pursuant to their basic subscription rights[ and, if eligible, any additional shares subscribed for pursuant to the over-subscription privilege,] at the estimated subscription price of $ per share. Rights holders who exercise their rights will have no right to rescind a purchase after receipt of their completed subscription certificates together with payment for shares or a notice of guaranteed delivery by the subscription agent.

EXPIRATION OF THE OFFERING

The offering will expire at [__]:00 p.m., New York City time, on , 20 , unless extended by us in our sole discretion. The rights will expire on the expiration date of the offering and may not be exercised thereafter.

Any extension of the offering will be followed as promptly as practicable by announcement thereof, and in no event later than [__]:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release or such other means of announcement as we deem appropriate.

AMENDMENTS AND WAIVERS; TERMINATION

We reserve the right to amend the terms and conditions of the offering, whether the amended terms are more or less favorable to you. We will comply with all applicable laws, including the federal securities laws, in connection with any such amendment.

We will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with other procedural matters) in our sole discretion, and our determination shall be final and binding. The acceptance of subscription certificates and the subscription price also will be determined by us. Alternative, conditional or contingent subscriptions will not be accepted. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the offering or not in proper form or if the acceptance thereof or the issuance of shares of our common stock thereto could be deemed unlawful. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

We may, in our sole discretion, terminate the rights offering at any time prior to delivery of the shares of our common stock offered hereby if the subscription price is less than [ ]% of the net asset value attributable to a share of common stock disclosed in the most recent periodic report we filed with the SEC by giving oral or written notice thereof to the subscription agent and making a public announcement thereof. If the offering is terminated, all rights will expire without value and we will promptly arrange for the refund, without interest, of all funds received from holders of rights. All monies received by the subscription agent in connection with the offering will be held by the subscription agent, on our behalf, in a segregated interest-bearing account at a negotiated rate. All such interest shall be payable to us even if we determine to terminate the offering and return your subscription payment. [In addition, no amounts paid to acquire rights on [insert name of any applicable exchange on which rights are listed] or otherwise will be returned.]

DILUTIVE EFFECTS

Any stockholder who chooses not to participate in the offering should expect to own a smaller interest in us upon completion of the offering. The offering will dilute the ownership interest and voting power of stockholders who do not fully exercise their basic subscription rights. The amount of dilution that a stockholder will experience could be substantial. Furthermore, because the net proceeds per share from the offering may be lower than our net asset value per share, the offering may reduce our net asset value per share. The amount of dilution that a stockholder will experience could be substantial.

[The transferable feature of the rights will afford non-participating stockholders the potential of receiving cash payment upon the sale of rights, receipt of which may be viewed as partial compensation for the dilution of their interests.]

NOTICE OF NET ASSET VALUE DECLINE

[If, subsequent to the effective date of this prospectus, our net asset value declines more than 10% from our net asset value as of that date, as required by the SEC's registration form, we will suspend the offering until we amend this prospectus. In such event, the expiration date would be extended and we would notify record date stockholders of the decline and permit participating rights holders to cancel their exercise of rights.]

INFORMATION AGENT

[ ] will act as the information agent in connection with the offering. The information agent will receive for its services a fee estimated to be approximately $ plus reimbursement of all out-of-pocket expenses related to the offering. [ ] can be contacted at the below address:
[Information Agent Address]

SUBSCRIPTION AGENT

[ ] will act as the subscription agent in connection with the offering. The subscription agent will receive for its administrative, processing, invoicing and other services a fee estimated to be approximately $ , plus reimbursement of all out-of-pocket expenses related to the offering.

Completed subscription certificates must be sent together with full payment of the subscription price for all shares subscribed for in the basic subscription[ and pursuant to the over-subscription privilege] to the subscription agent by one of the methods described below. Alternatively, an Eligible Guarantor Institution may send notices of guaranteed delivery by facsimile to which must be received by the subscription agent at or prior to [ ]:00 p.m., New York City time, on the expiration date of the offering. Facsimiles should be confirmed by telephone at . We will accept only properly completed and duly executed subscription certificates actually received at any of the addresses listed below, at or prior to [ ]:00 p.m., New York City time, on the expiration date of the offering or by the close of business on the third business day after the expiration date of the offering following timely receipt of a notice of guaranteed delivery. See “-Payment for Shares ” below. In this prospectus supplement and the accompanying prospectus, close of business means [ ]:00 p.m., New York City time, on the relevant date.

Subscription Certificate Delivery Method	Address/Number
By Notice of Guaranteed Delivery:
Contact an Eligible Guarantor Institution, which may include a commercial bank or trust company, a member firm of a domestic stock exchange or a savings bank or credit union, to notify us of your intent to exercise the rights.

By First Class Mail Only:	[ ]
(No Overnight/Express Mail)	American Capital Rights Offering [Subscription Agent Address]
By Overnight Delivery:	[ ]
American Capital Rights Offering [Subscription Agent Address]

Delivery to an address other than one of the addresses listed above will not constitute valid delivery.

Any questions or requests for assistance concerning the method of subscribing for shares or for additional copies of this prospectus or subscription certificates or notices of guaranteed delivery may be directed to the information agent at its telephone number and address listed below:

[Information Agent Address and Telephone Number]

Stockholders may also contact their broker-dealers or nominees for information with respect to the offering.

METHODS FOR EXERCISING RIGHTS

Rights are evidenced by subscription certificates that will be mailed to record date stockholders or, if a record date stockholder's shares are held by Cede or any other depository or nominee on their behalf, to Cede or such depository or nominee, except as described below under “-Foreign Stockholders”. Rights may be exercised by completing and signing the subscription certificate that accompanies this prospectus and mailing it in the envelope provided, or otherwise delivering the completed and duly executed subscription certificate to the subscription agent, together with payment in full for all shares subscribed for in the basic subscription and pursuant to the over-subscription privilege at the estimated subscription price by the expiration date of the offering. Rights may also be exercised by contacting your broker, trustee or other nominee, who can arrange, on your behalf, to guarantee delivery of payment and delivery of a properly completed and duly executed subscription certificate pursuant to a notice of guaranteed delivery by the close of business on the third business day after the expiration date. A fee may be charged for this service. Completed subscription certificates and related payments must be received by the subscription agent prior to [ ]:00 p.m., New York City time, on or before the expiration date (unless payment is effected by means of a notice of guaranteed delivery as described below under “-Payment for Shares ”) at the offices of the subscription agent at one of the addresses set forth above.

[Exercise of the Over-Subscription Privilege

Record date stockholders who fully exercise all rights issued to them and rights holders other than record date stockholders, may both participate in the over-subscription privilege by indicating on their subscription certificate the number of shares they are willing to acquire. If sufficient remaining shares are available after the initial subscription, all over-subscriptions will be honored in full; otherwise remaining shares will be allocated first to record date stockholders and then (if any remaining shares are still available) to non-record date rights holders, and the number of remaining shares issued to some or all exercising rights holders participating in the over-subscription privilege may be reduced as described under “-Over-Subscription Privilege” above.]

Record Date Stockholders Whose Shares are Held by a Nominee

Record date stockholders whose shares are held by a nominee, such as a bank, broker-dealer or trustee, must contact that nominee to exercise their rights. The nominee will complete the subscription certificate on behalf of the record date stockholder and arrange for proper payment by one of the methods set forth under “-Payment for Shares ” below.

Nominees

Nominees, such as brokers, trustees or depositories for securities, who hold shares for the account of others should notify the respective beneficial owners of the shares as soon as possible to ascertain the beneficial owners' intentions and to obtain instructions with respect to the rights. If the beneficial owner so instructs, the nominee should complete the subscription certificate and submit it to the subscription agent with the proper payment as described under “-Payment for Shares ” below.

All questions as to the validity, form, eligibility (including times of receipt and matters pertaining to beneficial ownership) and the acceptance of subscription forms and the subscription price will be determined by us, which determinations will be final and binding. No alternative, conditional or contingent subscriptions will be accepted. We reserve the right to reject any exercise if such exercise is not in accordance with the terms of the offering or not in proper form or if the acceptance thereof or the issuance of shares of our common stock thereto could be deemed unlawful.

FOREIGN STOCKHOLDERS

Stockholders whose record addresses are outside the United States (for these purposes, the United States includes its territories and possessions and the District of Columbia) will receive written notice of the rights offering; however, subscription certificates will not be mailed to such stockholders. The subscription agent will hold the rights to which those subscription certificates relate for these stockholders' accounts until instructions are received to exercise the rights and such stockholders establish to the satisfaction of the subscription agent that they are permitted to exercise their subscription rights under applicable law. In addition, such stockholders must take all other steps that are necessary to exercise their subscription rights on or prior to the date required for participation in the rights offering. If no instructions have been received by 5:00 p.m., New York City time, on , 20 , three business days prior to the expiration date (or, if the offering is extended, on or before three business days prior to the extended expiration date), the subscription agent will transfer the rights of these stockholders to the dealer managers, who will either purchase the rights or use their best efforts to sell them. The net proceeds, if any, from the sale of those rights will be remitted to these stockholders. If those rights are not purchased or sold prior to the expiration of the rights offering, they will expire.

PAYMENT FOR SHARES

Participating rights holders may choose between the following methods of payment:

(1) A participating rights holder may send the subscription certificate together with payment for the shares acquired in the basic subscription[ and any additional shares subscribed for pursuant to the over-subscription privilege] to the subscription agent based on the estimated subscription price of $ . To be accepted, the payment, together with a properly completed and executed subscription certificate, must be received by the subscription agent at one of the subscription agent's offices set forth above, at or prior to [ ]:00 p.m., New York City time, on the expiration date.
(2) A participating rights holder may request an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, as amended, to send a notice of guaranteed delivery by facsimile or otherwise guaranteeing delivery of (i) payment of the full estimated subscription price of $ per share for the shares subscribed for in the basic subscription[ and any additional shares subscribed for pursuant to the over-subscription privilege] and (ii) a properly completed and duly executed subscription certificate. The subscription agent will not honor a notice of guaranteed delivery unless a properly completed and duly executed subscription certificate and full payment for the shares is received by the subscription agent at or prior to [ ]:00 p.m., New York City time, on , 20 (or, if the offering is extended, by the close of business three business days after the extended expiration date).

Participating rights holders will have no right to rescind their subscription after receipt of their payment for shares or a notice of guaranteed delivery by the subscription agent, except as provided above under “-Notice of Net Asset Value Decline.”

All payments by a participating rights holder must be in U.S. dollars by money order or check or bank draft drawn on a bank or branch located in the United States and payable to . The subscription agent will hold all funds received by it pending distribution to us after consummation of the rights offering. If the offering is terminated, we will promptly arrange for the refund, without interest, of all funds received from holders of rights.

The method of delivery of subscription certificates and payment of the subscription price to us will be at the election and risk of the participating rights holders, but if sent by mail it is recommended that such certificates and payments be sent by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the subscription agent and clearance of payment prior to [ ]:00 p.m., New York City time, on the expiration date or the date guaranteed payments are due under a notice of guaranteed delivery (as applicable). Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check or money order.

On a date within [ ] business days following the expiration date, the subscription agent will send to each participating rights holder (or, if rights are held by Cede or any other depository or nominee, to Cede or such other depository or nominee) a confirmation showing (i) the number of shares purchased pursuant to the basic subscription; [(ii) the number of shares , if any, acquired pursuant to the over-subscription privilege; ](iii) the per share and total purchase price for such shares ; and (iv) any additional amount payable to us by the participating rights holder or any excess to be refunded by us to the participating rights holder, in each case based on the subscription price as determined on the expiration date. If any participating rights holder, if eligible, exercises his or her right to acquire shares pursuant to the over-subscription privilege, any excess payment which would otherwise be refunded to him or her will be applied by us toward payment for shares acquired pursuant to the exercise of the over-subscription privilege. Any additional payment required from a participating rights holder must be received by the subscription agent within ten business days after the confirmation date. Any excess payment to be refunded by us to a participating rights holder will be mailed by the subscription agent to the rights holder as promptly as practicable. No interest will be paid on any amounts refunded.

Issuance of the shares purchased is subject to collection of checks and actual payment, whichever of the two methods described above is used.

If a participating rights holder who subscribes for shares pursuant to the basic subscription or over-subscription privilege does not make payment of any amounts due by the expiration date, the date guaranteed payments are due under a notice of guaranteed delivery or within ten business days of the confirmation date, as applicable, the subscription agent reserves the right to take any or all of the following actions: (i) find other participating rights holders who wish to subscribe for such subscribed and unpaid for shares ; (ii) apply any payment actually received by it from the participating rights holder toward the purchase of the greatest whole number of shares which could be acquired by such participating rights holder upon exercise of the basic subscription and/or the over-subscription privilege; and/or (iii) exercise any and all other rights or remedies to which it may be entitled, including, without limitation, the right to set off against payments actually received by it with respect to such subscribed for shares .

We will decide all questions as to the validity, form and eligibility (including times of receipt, beneficial ownership and compliance with other procedural matters) in our sole discretion, and our determination shall be final and binding. We, in our sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We will not be under any duty to give notification of any defect or irregularity in connection with the submission of subscription certificates or incur any liability for failure to give such notification.

[SALE OF RIGHTS

The Rights are Transferable until the Trading Day Immediately Preceding the Expiration Date

[The rights will be listed on under the symbol “ .” While we and the dealer managers will use our and their best efforts to ensure that an adequate trading market for the rights will exist, no assurance can be given that a market for the rights will develop. Trading in the rights on is expected to be conducted beginning on or about , 20 . The rights are transferable and are expected to continue trading until and including , 20 (or if the offering is extended, until the trading day immediately prior to the extended expiration date). Rights holders are encouraged to contact their broker-dealer, bank, trustee or other nominees for more information about trading of the rights.]

Sales through the Subscription Agent and the Dealer Managers

Stockholders who do not wish to exercise any or all of their rights may instruct the subscription agent to sell any rights they do not intend to exercise themselves through or to a dealer manager. Subscription certificates representing the rights to be sold through or to a dealer manager must be received by the subscription agent on or before , 20 (or if the offering is extended, until two business days prior to the extended expiration date). Upon the timely receipt by the subscription agent of appropriate instructions to sell rights, the subscription agent will ask the dealer managers either to purchase or to use their best efforts to complete the sale and the subscription agent will remit the proceeds of the sale to the selling stockholders. If the rights can be sold, sales of such rights will be deemed to have been effected at the weighted-average price received by the selling dealer manager on the day such rights are sold. The sale price of any rights sold to the dealer managers will be based upon the then current market price for the rights. The dealer managers will also attempt to sell all rights which remain unclaimed as a result of subscription certificates being returned by the postal authorities to the subscription agent as undeliverable as of the business day prior to the expiration date of the offering. The subscription agent will hold the proceeds from those sales for the benefit of such non-claiming stockholders until such proceeds are either claimed or revert to the state pursuant to applicable state law. There can be no assurance that the dealer managers will purchase or be able to complete the sale of any such rights, and neither we nor the dealer managers have guaranteed any minimum sales price for the rights. If a stockholder does not utilize the services of the subscription agent and chooses to use another broker-dealer or other financial institution to sell rights, then the other broker-dealer or financial institution may charge a fee to sell the rights.

Other Transfers

The rights evidenced by a subscription certificate may be transferred in whole by endorsing the subscription certificate for transfer in accordance with the accompanying instructions. A portion of the rights evidenced by a single subscription certificate may be transferred by delivering to the subscription agent a subscription certificate properly endorsed for transfer, with instructions to register such portion of the rights evidenced thereby in the name of the transferee and to issue a new subscription certificate to the transferee evidencing such transferred rights. In such case, a new subscription certificate evidencing the balance of the rights, if any, will be issued to the stockholder or, if the stockholder so instructs, to an additional transferee. The signature on the subscription certificate must correspond to the name as written upon the face of the subscription certificate, without alteration or enlargement, or any change. A signature guarantee must be provided by an Eligible Guarantor Institution as that term is defined in Rule 17Ad-15 under the Exchange Act, subject to the standards and procedures adopted by us.

Stockholders wishing to transfer all or a portion of their rights should allow at least five business days prior to the expiration date of the offering for (i) the transfer instructions to be received and processed by the subscription agent; (ii) a new subscription certificate to be issued and transmitted to the transferee or transferees with respect to transferred rights, and to the transferor with respect to retained rights, if any; and (iii) the rights evidenced by such new subscription certificate to be exercised or sold by the recipients thereof. Neither we nor the subscription agent nor the dealer managers shall have any liability to a transferee or transferor of rights if subscription certificates are not received in time for exercise prior to the expiration date of the offering or sale prior to the day immediately preceding the expiration date of the offering (or, if the offering is extended, the extended expiration date).

Except for the fees charged by the subscription agent, information agent and dealer managers, which will be paid by us, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred or charged in connection with the purchase, sale or exercise of rights will be for the account of the transferor of the rights, and none of those commissions, fees or expenses will be paid by us, the subscription agent, information agent or the dealer managers.

We anticipate that the rights will be eligible for transfer through, and that the exercise of the basic subscription and the over-subscription privilege may be effected through, the facilities of the Depository Trust Company or DTC.

DELIVERY OF STOCK CERTIFICATES

Stock certificates will not be issued for shares of our common stock offered in the offering. Stockholders who are record owners will have the shares they acquire credited to their account with our transfer agent. All future dividends paid on such shares will be reinvested into additional shares or paid in cash if you have made such an election in connection with our dividend reinvestment plan. Stockholders whose common stock are held by a nominee will have the shares they acquire credited to the account of such nominee holder.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS OF THE OFFERING

[Insert disclosure regarding material U.S. federal income tax considerations of the offering to the extent required to be disclosed by applicable law or regulation.]

ERISA CONSIDERATIONS

Stockholders who are employee benefit plans subject to the Employee Retirement Income Security Act of 1974, which we refer to as ERISA (including corporate savings and 401(k) plans), Keogh or H.R. 10 plans of self-employed individuals and individual retirement accounts should be aware that additional contributions of cash to a retirement plan (other than rollover contributions or trustee-to-trustee transfers from other retirement plans) in order to exercise rights would be treated as contributions to the retirement plan and, when taken together with contributions previously made, may result in, among other things, excise taxes for excess or nondeductible contributions. In the case of retirement plans qualified under Section 401(a) of the Code and certain other retirement plans, additional cash contributions could cause the maximum contribution limitations of Section 415 of the Code or other qualification rules to be violated. It may also be a reportable distribution and there may be other adverse tax and ERISA consequences if rights are sold or transferred by a retirement plan.

Retirement plans and other tax exempt entities, including governmental plans, should also be aware that if they borrow in order to finance their exercise of rights, they may become subject to the tax on unrelated business taxable income under Section

511 of the Code. If any portion of an individual retirement account is used as security for a loan, the portion so used is also treated as distributed to the IRA depositor.

ERISA contains fiduciary responsibility requirements, and ERISA and the Code contain prohibited transaction rules that may impact the exercise of rights. Due to the complexity of these rules and the penalties for noncompliance, retirement plans should consult with their counsel and other advisers regarding the consequences of their exercise of rights under ERISA and the Code.

DISTRIBUTION ARRANGEMENTS

[ ], each a broker-dealer and member of FINRA, will act as dealer managers for the offering. Under the terms and subject to the conditions contained in the dealer manager agreement, the dealer managers will provide financial advisory and marketing services in connection with the offering and will solicit the acquisition and/or exercise of rights by stockholders and others[ and participation in the over-subscription privilege]. The dealer managers may use this prospectus for any or all of such activities. The offering is not contingent upon any number of rights being exercised. We have agreed to pay the dealer managers a fee for their financial advisory, marketing and soliciting services equal to % of the aggregate subscription price for shares issued pursuant to the offering. The dealer managers will reallow to other broker-dealers that have executed and delivered a soliciting dealer agreement and have solicited the exercise of rights, solicitation fees equal to % of the subscription price per share for each share issued pursuant to the exercise of rights[and the over-subscription privilege] as a result of their soliciting efforts.

In addition, we have agreed to reimburse the dealer managers an aggregate amount up to $ for their expenses incurred in connection with the offering. We have agreed to indemnify the dealer managers and the soliciting dealers for, or contribute to losses arising out of, certain liabilities, including liabilities under the Securities Act. The dealer manager agreement also provides that the dealer managers will not be subject to any liability to us in rendering the services contemplated by the dealer manager agreement except for any act of bad faith, willful misfeasance or gross negligence of such dealer manager or reckless disregard by such dealer manager of its obligations and duties under the dealer manager agreement.

[Insert principal business addresses of dealer managers.]

We have agreed, with certain exceptions, with the dealer managers that, for a period of [ ] days following the date of this prospectus, we will not offer, pledge, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock, or file any registration statement with respect thereto without the prior written consent of [ ]. In addition, our executive officers, directors, members of our investment committee, with certain exceptions, with the dealer managers that, for a period of [ ] days following the date of this prospectus, that they will not offer, pledge, sell, contract to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock without the prior written consent of [ ]. However, those dealer managers may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

The dealer managers and their affiliates have provided in the past and may provide from time to time in the future in the ordinary course of their business certain commercial banking, financial advisory, investment banking and other services to American Capital and its affiliates for which they have received or will be entitled to receive separate fees. In particular, the dealer managers or their affiliates may execute transactions with or on behalf of American Capital or its affiliates. In addition, the dealer managers or their affiliates may act as arrangers, underwriters or placement agents for companies whose securities are sold to or whose loans are syndicated to American Capital or its affiliates.

[Add any additional potential conflicts of interest and describe any other specific transactions and compensation related thereto to the extent required to be disclosed by applicable law or regulation.]

[Describe if dealer managers receiving proceeds of offering, if required by FINRA.]

USE OF PROCEEDS

Assuming shares of our common stock are sold at an estimated subscription price of $ per share, the net proceeds from this offering will be approximately $ million, after deducting dealer manager fees and other expenses related to the offering payable by us. There can be no assurance that all of the rights will be exercised in full, and the subscription price will not be determined until the close of business on the expiration date.

[Describe use of proceeds and include any other relevant information to the extent required to be disclosed by applicable law or regulation.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in our common stock will bear, directly or indirectly, based on the assumptions set forth below.

Shareholder Transaction Expenses
Sales load (as a percentage of offering price)	—
DRIP fees(1)	—
Annual Expenses (as a percentage of consolidated net assets attributable to our common stock)(2)
Management fees	—
Interest payments on borrowed funds(3)	—
Other expenses(4)	—
Total annual expenses(5)	—
_____________________
(1)    The expenses of the DRIP are included in stock record expenses, a component of “Other expenses.” We have no cash purchase plan. The participants in the DRIP will bear a pro rata share of brokerage commissions incurred with respect to open market purchases, if any.
(2)    Consolidated net assets attributable to our common stock equal net assets (i.e., total assets less total liabilities) at December 31, 20 .
(3)    The interest payments on borrowed funds percentage is calculated by using our interest expense for the year ended December 31, 20 , divided by net assets attributable to our common stock as of December 31, 20 . We had outstanding borrowings of [ ] at December 31, 20 . See “Risk Factors-We have and may incur additional debt that could increase your investment risks” and “Management's Discussion and Analysis of Financial Condition and Results of Operations-Financial Condition, Liquidity and Capital Resources.”
(4)    The “Other expenses” percentage is based on an estimate of annual expenses representing all of our operating expenses (except fees and expenses reported in other items of this table) that are deducted from our operating income and reflected as operating expenses in our statement of operations. The estimate of such annual other expenses is calculated by using our actual operating expenses, net of interest expense, for the year ended December 31, 20 , divided by net assets attributable to our common stock as of December 31, 20 .
(5)    Total annual estimated expenses as a percentage of consolidated net assets attributable to our common stock are higher than the total annual expenses percentage would be for a company that is not leveraged. We borrow money to leverage our net assets and increase our total assets. The total annual expenses percentage is required by the SEC to be calculated as a percentage of net assets, rather than the total assets, including assets that have been funded with borrowed monies. If the total estimated annual expenses percentage were calculated instead as a percentage of total assets as of December 31, 20 , our total annual expenses would be [ ]% of consolidated total assets as of December 31, 20 .

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These amounts are based upon payment by us of operating expenses at the levels set forth in the table above. In the event that securities to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return

This example should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes (as required by the SEC) a 5% annual return, our performance will vary and may result in a return greater or less than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at NAV, participants in our DRIP may receive shares purchased by the administrator of the DRIP at the market price in effect at the time, which may be at, above or below NAV. See “Dividend Reinvestment Plan” in the accompanying prospectus.

RISK FACTORS

RISKS RELATING TO THE OFFERING

There is no established trading market for the rights, which could make it more difficult for you to sell rights and could adversely affect their price.

There can be no assurances that an active public market for the rights will develop as a result of the offering of the rights by any selling holder or that, if such a market develops, it will be maintained. [The rights will be listed on under the symbol “ .”] Future trading prices of the rights will depend on many factors, including our operating results, the market for similar securities, the performance of our common stock and our ability to terminate the offering of the rights if the subscription price is less than [ ]% of the net asset value attributable to a share of common stock disclosed in the most recent periodic report we filed with the SEC.

Your interest in us may be diluted if you do not fully exercise your subscription rights. Additionally, if the subscription price is less than our net asset value per share, then you would experience an immediate dilution of the aggregate net asset value of your shares .

Stockholders who do not fully exercise their subscription rights should expect that they will, at the completion of the offering, own a smaller proportional interest in us than would otherwise be the case if they fully exercised their rights. We do not know at this time what proportion of the shares will be purchased as a result of the offering and thus cannot state precisely the amount of any such dilution in share ownership.

Additionally, if the subscription price is less than our net asset value per share, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. We cannot predict the amount of any decrease in net asset value at this time because we do not know what the subscription price and net asset value per share will be on the expiration date of the offering or what proportion of the shares will be purchased as a result of the offering. Any such dilution could be substantial.

The fact that the rights are transferable may reduce the effects of any dilution as a result of the offering. Rights holders can transfer or sell their rights. The cash received from the sale of rights is partial compensation for any possible dilution. However, there can be no assurances that a market for the rights will develop or the rights will have any value in that market.

We may terminate the rights offering at any time prior to delivery of the shares of our common stock offered hereby, and neither we nor the subscription agent will have any obligation to you except to return your subscription payments, without interest.

We may, in our sole discretion, terminate the rights offering at any time prior to delivery of the shares of our common stock offered hereby, if the subscription price is less than [ ]% of the net asset value attributable to a share of common stock disclosed in the most recent periodic report we filed with the SEC. If the rights offering is terminated, all rights will expire without value and the subscription agent will return as soon as practicable all exercise payments, without interest. [No amounts paid to acquire rights on [insert name of any applicable exchange on which rights are listed] or otherwise will be returned.]

[Insert any other risk factors applicable to the Rights and any additional relevant risk factors not included in the base prospectus to the extent required to be disclosed by applicable law or regulation.]

CAPITALIZATION

The following table sets forth (a) our actual capitalization at , 20 and (b) our pro forma capitalization to reflect the effects of the sale of shares of our common stock in this offering, assuming all rights are exercised at the estimated subscription price of $ per share, after deducting dealer manager fees and other expenses related to this offering payable by us. You should read this table together with “Use of Proceeds” and our most recent balance sheet included elsewhere in this prospectus supplement or the accompanying prospectus.

As of , 20 (unaudited, dollar amounts in thousands)
	Actual	Pro Forma
Cash and cash equivalents	$	$
Debt
[List Debt outstanding as of period reported]
Total Debt
Stockholders' Equity
Common stock, par value $.001 per share, common shares authorized, and common shares issued and outstanding, respectively	$	$
Capital in excess of par value
Accumulated over distributed net investment income
Accumulated net realized gain on investments, foreign currency transactions, extinguishment of debt and acquisitions
Net unrealized loss on investments and foreign currency transactions
Total stockholders' equity	$	$
Total capitalization	$	$

DILUTION

As of , 20 , our net asset value was $ million, or approximately $ per share. After giving effect to the sale of shares of our common stock in this offering, assuming all rights are exercised at the estimated subscription price of $ per share, after deducting dealer manager fees and other expenses related to this offering payable by us, our pro forma net asset value would have been approximately $ million, or approximately $ per share, representing an immediate dilution of approximately $ per share to our existing stockholders.

The following table illustrates the dilutive effects of this offering on a per share basis, assuming all rights are exercised at the estimated subscription price of $ per share, after deducting dealer manager fees and other expenses related to this offering payable by us:

As of , 20
	Actual	Pro Forma
Net asset value per common share	$	$

	Months Ended , 20
	Actual	Pro Forma
Net increase in assets resulting from net investment income per common share	$(1)	$(2)
Net decrease in net assets resulting from operations per common share	$(1)	$(2)
Distributions per common share	$—	$(3)
________________________
(1)Basic and diluted, weighted average number of shares outstanding is .
(2) Assumes that on , 20 , the beginning of the indicated period, (i) all rights were exercised at the estimated subscription price of $ per share and (ii) shares of our common stock were issued upon the exercise of such rights.
(3) Assumes actual cash distributions divided by adjusted shares , including shares issued upon exercise of rights.

LEGAL MATTERS

We were represented in this offering by Arnold & Porter LLP, Washington, D.C. The underwriters were represented in this offering by [law firm].

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 under the Securities Act, with respect to the Securities offered by this prospectus. This prospectus supplement and the accompanying prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement or exhibits and schedules thereto. For further information with respect to our business and our Securities, reference is made to the registration statement, including the amendments, exhibits and schedules thereto and the SAI, contained in the registration statement. You may obtain a copy of our SAI by writing us at our principal office, which is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, MD 20814, Attention: Investor Relations. You may also obtain a copy of our SAI by calling 1-800-543-1976. You will not be charged by us for this document. The SAI is incorporated by reference in its entirety in this prospectus supplement and the accompanying prospectus, and its table of contents appears on page 114 of the accompanying prospectus.

    We also file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information, as well as the registration statement and the exhibits and schedules thereto, can be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials may be obtained at prescribed rates. Information about the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC's website is http://www.sec.gov. Our common stock is listed on The NASDAQ Global Select Market and our corporate website is located at http://www.AmericanCapital.com.

We also furnish to our stockholders annual and quarterly reports that include annual financial information that has been examined and reported on, with an opinion expressed, by independent public accountants, and quarterly unaudited financial information.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Insert financial statements and notes thereto from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

INTERIM MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with the “Interim Consolidated Financial Statements” and our financial statements and notes thereto appearing elsewhere in this prospectus supplement or the accompanying prospectus.

[Insert Management's Discussion and Analysis of Financial Condition and Results of Operations from most recently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K, as applicable, prior to the offering.]

Up to [_________] Shares of Common Stock
Issuable Upon Exercise of Rights to Subscribe for Such Shares

________________________
PROSPECTUS SUPPLEMENT
________________________

[Dealer Managers]
, 20